

September 16, 2021

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, FL 33606

> **Re: LM Funding America, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2021**
> **File No. 333-259423**

Dear Mr. Russell:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance